NORTHANN CORP.

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:	Alexander King

Geoff Kruczek

Re:	Northann Corp.
Registration Statement on Form S-1, as amended (File No. 333- 273246) Request for Acceleration of Effectiveness

Dear Mr. King and Mr. Kruczek:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Northann Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 29, 2023, or as soon thereafter as practicable.

Very truly yours,

Northann Corp.

By:	/s/ Lin Li
	Name:	Lin Li
	Title:	Chairman of the Board, Chief Executive Officer, President,Secretary, Treasurer